UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Richard D. Parsons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	9,388,693 (see Item 4)
	6	SHARED VOTING POWER	0 (see Item 4)
	7	SOLE DISPOSITIVE POWER	9,388,693 (see Item 4)
	8	SHARED DISPOSITIVE POWER	0 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		9,388,693 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.2% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Page 2 of 8 pages

Item 1(a).        Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).        Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)        Name of Person Filing:

Richard D. Parsons (the “Reporting Person”)

Item 2 (b)        Address of Principal Business Office or, if none, Residence:

9 West 57th Street, Suite 4700
New York, NY 10019

Item 2 (c)        Citizenship:

United States of America

Item 2 (d)        Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

518439 10 4

Item 3.             Not applicable

Item 4.             Ownership

(a)
At December 31, 2010, the Reporting Person beneficially owned 9,388,693 shares of Class A Common Stock as follows: (i) 2,221 shares of Class A Common Stock held directly by the Reporting Person, (ii) 30,000 shares of Class A Common Stock pursuant to options that were exercisable on December 31, 2010 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2010), (iii) 2,360,716 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”), held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Estée Lauder and Joseph H. Lauder, as Grantors (the “Accumulation Trust”); (iv) 775,962 shares of Class B Common Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the “ALZ 2000 Trust”); (v) 1,440,912 shares of Class B Common Stock held indirectly as the sole trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the “Distribution Trust”); and (vi) 4,778,882 shares of Class B Common Stock held indirectly as the sole trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor (the “JAL 2003 Trust”). The Reporting Person disclaims beneficial ownership of all such shares, except the ones he holds directly or pursuant to options that

Page 3 of 8 Pages

were exercisable on December 31, 2010 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2010).

(b)
Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 9,388,693 shares of Class A Common Stock, which would constitute 7.2% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 32,221 shares of Class A Common Stock and the 9,356,472 shares of Class B Common Stock for which the Reporting Person has voting power constitute 10.6% of the aggregate voting power of the Issuer.

(c)
The Reporting Person has sole voting and dispositive power with respect to (i) the 2,221 shares of Class A Common Stock he holds directly and the 30,000 shares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that are exercisable within 60 days as of December 31, 2010, (ii) the 2,360,716 shares of Class B Common Stock held indirectly as the sole trustee of the Accumulation Trust, (iii) the 775,962 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust, (iv) the 1,440,912 shares of Class B Common Stock held indirectly as the sole trustee of the Distribution Trust, and (v) the 4,778,882 shares of Class B Common Stock held indirectly as the sole trustee of the JAL 2003 Trust.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

Jane Lauder, as beneficiary of the Accumulation Trust and the Distribution Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (i) the 1,440,912 shares of Class B Common Stock owned by the Accumulation Trust and (ii) the 2,360,716 shares of Class B Common Stock owned by the Distribution Trust.  Aerin Lauder, as beneficiary of the ALZ 2000 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 775,962 shares of Class B Common Stock owned by the ALZ 2000 Trust.  Jane Lauder, as beneficiary of the JAL 2003 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,778,882 shares of Class B Common Stock owned by the JAL 2003 Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Page 4 of 8 Pages

Item 8.            Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.            Notice of Dissolution of Group

Not Applicable

Item 10.          Certifications

Not Applicable

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2011

By:	/s/Richard D. Parsons
Name:	Richard D. Parsons

Page 6 of 8 Pages

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement

Page 7 of 8 Pages